[LETTERHEAD OF PIPER SANDLER & CO.]

May 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	NorthEast Community Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-253982

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join NorthEast Community Bancorp, Inc. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Friday, May 14, 2021, at 2:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

PIPER SANDLER & CO.

By:	/s/ Jennifer Docherty
Jennifer Docherty
Managing Director
(Authorized Signatory)

cc:	Sonia Bednarowski, U.S. Securities and Exchange Commission
Susan Block, U.S. Securities and Exchange Commission